UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 15)*

Emerson Radio Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
291087203
(CUSIP Number)
Mr. Fok Hei Yu c/o F T I Consulting (Hong Kong) Limited Level 22, The Centre 99 Queen’s Road Central Central, Hong Kong
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) With copies to:
April 2, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
S&T International Distribution Limited
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☐
3.	SEC Use only
4.		Source of funds (See Instructions)	AF, BK
5.		Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	None
	8.	Shared Voting Power	15,243,283 shares of Common Stock
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	15,243,283 shares of Common Stock
11		Aggregate Amount Beneficially Owned by Each Reporting Person	15,243,283 shares of Common Stock
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	56.2%
14.		Type of Reporting Person (See Instructions)
CO

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Grande N.A.K.S. Ltd
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☐
3.	SEC Use only
4.		Source of funds (See Instructions)	AF, BK
5.		Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	None
	8.	Shared Voting Power	15,243,283 shares of Common Stock
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	15,243,283 shares of Common Stock
11		Aggregate Amount Beneficially Owned by Each Reporting Person	15,243,283 shares of Common Stock
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	56.2%
14.		Type of Reporting Person (See Instructions)
CO

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
The Grande Holdings Limited (Provisional Liquidators Appointed)
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☐
3.	SEC Use only
4.		Source of funds (See Instructions)	WC, BK
5.		Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	None
	8.	Shared Voting Power	15,243,283 shares of Common Stock
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	15,243,283 shares of Common Stock
11		Aggregate Amount Beneficially Owned by Each Reporting Person	15,243,283 shares of Common Stock
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	56.2%
14.		Type of Reporting Person (See Instructions)
CO

This statement on Schedule 13D/A (the “Statement”) amends the Schedule 13D relating to shares of common stock (the “Shares”), of Emerson Radio Corp. (“Emerson”), as originally filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2005 (the “Initial Statement”) by The Grande Holdings Limited (“Grande Holdings”), Grande N.A.K.S. Ltd. (“N.A.K.S.”), S&T International Distribution Ltd. (“S&T” and, together with Grande Holdings, and N.A.K.S., the “Reporting Persons”), The Grande Group Limited (“GGL”) and Mr. Christopher Ho Wing On (“Mr. Ho”), as amended by Amendment No. 1, dated March 7, 2006 (“Amendment No. 1”), Amendment No. 2, dated May 9, 2006 (“Amendment No. 2”), Amendment No. 3, dated May 25, 2006 (“Amendment No. 3”), Amendment No. 4, dated June 15, 2006 (“Amendment No. 4”), Amendment No. 5, dated July 7, 2006 (“Amendment No. 5”), Amendment No. 6, dated July 28, 2006 (“Amendment No. 6”), Amendment No. 7, dated August 10, 2006 (“Amendment No. 7”), Amendment No. 8, dated September 19, 2006 (“Amendment No. 8”), Amendment No. 9, dated November 8, 2006 (“Amendment No. 9”), Amendment No. 10, dated February 7, 2007 (“Amendment No. 10”), Amendment No. 11, dated October 1, 2007 (“Amendment No. 11”), Amendment No. 12 dated November 1, 2007 (“Amendment No. 12”), Amendment No. 13 dated October 19, 2009 (“Amendment No. 13”) and Amendment No. 14 dated July 5, 2012 (“Amendment No. 14, and together with the Initial Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 and Amendment No. 13, the “Previous Filings”), all filed by the Reporting Persons.

Item 1. Security and Issuer.

This Statement is filed with respect to the common stock of Emerson, a Delaware corporation. The address of the principal executive offices of Emerson is 85 Oxford Drive, Moonachie, New Jersey 07074.

Item 2. Identity and Background.

This statement is filed on behalf of each of the following Reporting Persons:

(1) Grande Holdings, a Bermuda corporation engaged in investment holding, the executive offices of which are located at c/o F T I Consulting (Hong Kong) Limited, Level 22, The Centre, 99 Queen’s Road Central, Central, Hong Kong;

(2) N.A.K.S., a British Virgin Islands corporation engaged in purchasing, selling or holding of securities or other investments, the executive offices of which are c/o The Grande Holdings Limited (Provisional Liquidators Appointed), Level 22, The Centre, 99 Queen’s Road Central, Central, Hong Kong; and

(3) S&T, a British Virgin Islands corporation engaged in purchasing, selling or holding of securities or other investments, the executive offices of which are c/o The Grande Holdings Limited (Provisional Liquidators Appointed), Level 22, The Centre, 99 Queen’s Road Central, Central, Hong Kong.

Each of the Reporting Persons is party to that certain Joint Filling Agreement attached hereto as Exhibit 1. Accordingly the Reporting Persons are hereby filling a joint Schedule 13D.

As of the date of this Statement, S&T has the direct power to vote and direct the disposition of the 15,243,283 Shares (the “Emerson Shares”). As the sole parent of S&T, N.A.K.S. has the indirect power to vote and dispose of the Emerson Shares held for the account of S&T. As the sole parent of N.A.K.S., Grande Holdings has the indirect power to vote and dispose of the Emerson Shares held for the account of S&T.

Set forth on Annex A to this Statement is a chart setting forth, with respect to each executive officer, director and controlling person of a Reporting Person, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

During the last five years, no Reporting Person nor any person listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any persons listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

S&T is the record owner of the Emerson Shares. As the sole stockholder of S&T, N.A.K.S. may be deemed to own beneficially the Emerson Shares. As the sole stockholder of N.A.K.S, Grande Holdings may be deemed to own beneficially the Emerson Shares.

On May 31, 2011, Mr. Fok Hei Yu and Mr. Roderick John Sutton, both of F T I Consulting (Hong Kong) Limited, were appointed as the provisional liquidators of Grande Holdings.

(a) Each of the Reporting Persons may be deemed to own beneficially 56.2% of the Shares of Emerson, which percentage is calculated based upon 27,129,832 Shares reported to be outstanding as of December 31, 2012. Each of the Reporting Persons, except S&T, disclaims beneficial ownership of the Emerson Shares. Each of the Reporting Persons, except for S&T with respect to the Emerson Shares, disclaims beneficial ownership of the Emerson Shares.

(b) For each Reporting Person, the following are the number of shares as to which such person has:

i. sole power to vote or to direct the vote: 0 shares.

ii. shared power to vote or to direct the vote: 15,243,283 shares.

iii. sole power to dispose or to direct the disposition: 0 shares.

iv. shared power to dispose or to direct the disposition: 15,243,283 shares.

(c) The information set forth in Item 6 is hereby incorporated by reference. Except as set forth above and in Item 6, none of the Reporting Persons has effected any transaction in the Emerson Shares during the last 60 days.

(d) The information set forth in Item 6 is hereby incorporated by reference. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Emerson Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Previous Filings included this paragraph:

“The Reporting Persons believe that DB may have exercised certain rights in respect of the Charged Shares pursuant to the Security Agreement. As of the date hereof, the Reporting Persons are only aware of the sale of 391,199 of the Charged Shares by DB for a total consideration of US$1,151,625.80 on 1 & 2 March 2010 and have not yet been able to verify whether DB has taken any other actions in respect of the Charged Shares. DB has filed a Schedule 13G on February 10, 2012 (the “DB Schedule 13G”) in respect of 3,380,079 Shares out of the 3,780,600 Charged Shares. As of the date hereof, the Reporting Persons are of the view that the Secured Obligations have already been settled. S&T is seeking clarification of the basis on which DB has claimed beneficial ownership in the Charged Shares as disclosed in the DB Schedule 13G.”

The foregoing paragraph is hereby deleted and replaced in its entirety as follows:

“On or around February 2010, Grande Holdings defaulted on its obligations to DB, after which DB exercised certain of its rights in respect of the Charged Shares pursuant to the Security Agreement. On March 1, 2010, DB disposed or caused the disposal of 3,900 Charged Shares at $2.2397 per share; and on March 2, 2010, DB disposed or caused the disposal of 387,299 Charged Shares at $2.955 per share. The said disposals were handled by DB.

On March 26, 2013, DB and S&T agreed on a settlement in respect of the Security Agreement pursuant to which DB has agreed (i) that all of S&T’s obligations under the Security Agreement have been discharged, (ii) to release its fixed security interest over the remaining Charged Shares (totaling 3,389,401 shares) and return and re-assign the remaining Charged Shares to S&T. As of April 2, 2013, the remaining Charged Shares have been re-assigned and returned to the possession of S&T.”

Item 7. Material to Be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement, dated July 2nd, 2012 by and among Grande Holdings, N.A.K.S. and S&T.

Exhibit 2: Agreement for the Sale and Purchase of Certain Shares in Emerson Radio Corp., dated as of August 20, 2005, between Mr. Jurick and S&T (“Stock Purchase Agreement”).

Exhibit 3: Supplemental Agreement to the Stock Purchase Agreement, dated as of September 28, 2005, between Mr. Jurick and S&T.

Exhibit 4: Convertible Debenture dated December 5, 2005 issued by Grande Holdings in favor of Mr. Jurick.

Exhibit 5: Facility Agreement, dated August 22, 2005 among S&T, Grande Holdings and ABN AMRO Bank N.V., Hong Kong Branch.

Exhibit 6: Assignment of Acquisition Agreement, dated August 22, 2005 between S&T and ABN AMRO Bank N.V., Hong Kong Branch.

Exhibit 7: Pledge Agreement, dated August 22, 2005 between S&T and ABN AMRO Bank N.V., Hong Kong Branch.

Exhibit 8: Proposal dated November 8, 2006 for the purchase by a non-U.S. subsidiary of Emerson Radio of the consumer electronics manufacturing operations of the Capetronic Group.

Exhibit 9: Letter from the Grande (Nominees) Limited to Emerson Radio Corp. concerning the lapse of the Proposal, dated January 31, 2007.

Exhibit 10: Stock Purchase Agreement for the Sale and Purchase of Certain Shares in Emerson Radio Corp., dated as of September 7, 2007, among S&T, the Singer Children’s Management Trust, Gary Singer and Karen Singer (“Singer Stock Purchase Agreement”).

Exhibit 11: Security over Shares and Security Assignment Agreement, dated January 20, 2010 between S&T as Chargor in favour of DB London Branch as Secured Party (“Security Agreement”).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE GRANDE HOLDINGS LIMITED
(PROVISIONAL LIQUIDATORS APPOINTED)

Dated: April 29, 2013	By:	/s/ FOK HEI YU
	Name:	FOK HEI YU
	Title:	PROVISIONAL LIQUIDATOR

GRANDE N.A.K.S. LTD

Dated: April 29, 2013	By:	/s/ FOK HEI YU
	Name:	FOK HEI YU
	Title:	DIRECTOR

S&T INTERNATIONAL DISTRIBUTION LIMITED

Dated: April 29, 2013	By:	/s/ FOK HEI YU
	Name:	FOK HEI YU
	Title:	DIRECTOR

The original statement shall be signed by each person on whose behalf the Statement is filed or his authorized representative. If the Statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

ANNEX A

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of The Grande Holdings Limited (Provisional Liquidators Appointed) (“The Grande Holdings”). The principal address of each individual listed below, unless otherwise indicated below, is the current business address for The Grande Holdings c/o F T I Consulting (Hong Kong) Limited, Level 22, The Centre, 99 Queen’s Road Central, Central, Hong Kong.

Name and Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship
Christopher Ho Wing-On	Director of The Grande Holdings Limited (Provisional Liquidators Appointed)	Chairman	Canadian
FOK Hei Yu Level 22, The Center, 99 Queen’s Road Central, Central, Hong Kong	Provisional Liquidator of The Grande Holdings Limited (Provisional Liquidators Appointed)	Senior Managing Director of FTI Consulting	Australian
Roderick John SUTTON Level 22, The Center, 99 Queen’s Road Central, Central, Hong Kong	Provisional Liquidator of The Grande Holdings Limited (Provisional Liquidators Appointed)	Senior Managing Director of FTI Consulting	Australian

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of Grande N.A.K.S. Limited (“NAKS”) The principal address of each individual listed below, unless otherwise indicated below, is the current business address for NAKS (c/o The Grande Holdings Limited (Provisional Liquidators Appointed), Level 22, The Centre, 99 Queen’s Road Central, Central, Hong Kong).

Name and Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship
The Grande Holdings Limited (Provisional Liquidators Appointed)	Controlling Shareholder	N/A	Bermuda
FOK Hei Yu Level 22, The Center, 99 Queen’s Road Central, Central, Hong Kong	Director of Grande N.A.K.S. Ltd Limited (	Senior Managing Director of FTI Consulting	Australian
Roderick John SUTTON Level 22, The Center, 99 Queen’s Road Central, Central, Hong Kong	Director of Grande N.A.K.S. Ltd	Senior Managing Director of FTI Consulting	Australian
CHOW Wai Shing Daniel Level 22, The Center, 99 Queen’s Road Central, Central, Hong Kong	Director of Grande N.A.K.S. Ltd	Managing Director of FTI Consulting	Chinese

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of S&T International Distribution Limited (“S&T”). The principal address of each individual listed below, unless otherwise indicated below, is the current business address for S&T (c/o The Grande Holdings Limited (Provisional Liquidators Appointed)), Level 22, The Centre, 99 Queen’s Road Central, Central, Hong Kong).

Name and Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship
Grande N.A.K.S. Ltd	Director of S&T International Distribution Limited and Controlling Shareholder	Not applicable	Incorporated in British Virgin Islands
FOK Hei Yu Level 22, The Center, 99 Queen’s Road Central, Central, Hong Kong	Director of S&T International Distribution Limited	Senior Managing Director of FTI Consulting	Australian
Roderick John SUTTON Level 22, The Center, 99 Queen’s Road Central, Central, Hong Kong	Director of S&T International Distribution Limited	Senior Managing Director of FTI Consulting	Australian

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Schedule 13D, (including amendments thereto) relating to the beneficial ownership of common stock of Emerson Radio Corporation and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

THE GRANDE HOLDINGS LIMITED
(PROVISIONAL LIQUIDATORS APPOINTED)

Dated: April 29, 2013	By:	/s/ FOK HEI YU
	Name:	FOK HEI YU
	Title:	PROVISIONAL LIQUIDATOR

GRANDE N.A.K.S. LTD

Dated: April 29, 2013	By:	/s/ FOK HEI YU
	Name:	FOK HEI YU
	Title:	DIRECTOR

S&T INTERNATIONAL DISTRIBUTION LIMITED

Dated: April 29, 2013	By:	/s/ FOK HEI YU
	Name:	FOK HEI YU
	Title:	DIRECTOR